As filed with the Securities and Exchange Commission on June 24, 2003

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SPECTRUM PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	93-079187
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

157 Technology Dr.
Irvine, California 92618
(Address of Principal Executive Offices including Zip Code)

SPECTRUM PHARMACEUTICALS, INC.

AMENDED AND RESTATED

1997 STOCK INCENTIVE PLAN

(Full Title of the Plan)

Rajesh C. Shrotriya	Copy to:
Chief Executive Officer and President Spectrum Pharmaceuticals, Inc. 157 Technology Drive	Alan W. Pettis Latham & Watkins LLP 650 Town Center Drive, Twentieth Floor
Irvine, California 92618 (949) 788-6700	Costa Mesa, California 92626 (714) 540-1235

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Proposed
		Proposed	Maximum
	Amount	Maximum	Aggregate	Amount of
Title of Securities to	to be	Offering Price	Offering	Registration
be Registered	Registered(1)(2)	Per Share(3)	Price(3)	Fee

Common stock par value $0.001 per share	1,199,000 shares	$16.165	$19,381,400	$1,567.96

(1)	The Spectrum Pharmaceuticals, Inc. Amended and Restated 1997 Stock Incentive Plan authorizes the issuance of an aggregate of 1,219,000 shares, par value $0.001 per share, of the Registrant’s common stock, of which 1,199,000 shares are being registered hereunder and 20,000 of which have been previously registered.

(2)	In the event of a stock split, stock dividend, or similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered hereby shall automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933 based on the actual exercise price of options previously granted and the average of the high and low sales price of the Registrant’s common stock on the Nasdaq SmallCap Market on June 23, 2003 for the remaining balance not previously granted.

Proposed issuances to commence as soon after the effective date of the Registration
Statement as practicable.

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 4. Description of Securities
Item 6. Indemnification of Directors and Officers.
Item 8. Exhibits
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.2
EXHIBIT 23.3

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     We are not filing or including in this Form S-8 the information called for in Part I of Form S-8 (by incorporation by reference or otherwise) in accordance with the rules and regulations of the Securities and Exchange Commission.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Registration of Additional Securities

     Our Amended and Restated 1997 Stock Incentive Plan authorizes the issuance of an aggregate of 1,219,000 shares of our common stock. We have previously registered 20,000 shares (as adjusted to reflect a 25-for-1 reverse split of our outstanding common stock that we effected on September 6, 2002) issuable under the Plan by a registration statement on Form S-8 filed with the Securities and Exchange Commission on June 30, 1997, Registration No. 333-30345. Under this registration statement, we are registering an additional 1,199,000 shares of our common stock issuable under the Plan. The contents of the registration statement filed on June 30, 1997, are incorporated by reference herein to the extent not modified or superseded thereby or by any subsequently filed document that is incorporated by reference herein or therein.

Experts

     The consolidated financial statements of the Company as of December 31, 2002 and for the year ended December 31, 2002, incorporated by reference in this registration statement have been audited by Kelly & Company, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of the Company as of December 31, 2001 and for the two years ended December 31, 2001 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, and in reliance upon Rule 437a of the Securities Act, we have not therefore filed their consent. Because Arthur Andersen LLP has not consented to the inclusion of their report in the registration statement, it may become more difficult for you to seek remedies against Arthur Andersen LLP in connection with any material misstatement or omission that may be contained in our consolidated financial statements and schedules for such periods. In particular, and without limitation, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omission of a material fact required to be statement in those financial statements.

Item 4. Description of Securities

     The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Charter and Bylaws, copies of which are on file with the Securities and Exchange Commission.

     We have authority to issue 50,000,000 shares of common stock, $.001 par value per share. As of June 13, 2003, we had 3,108,100 shares of common stock outstanding, held of record by approximately 377 stockholders.

     Terms

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our board of directors is divided into three classes, with the term of each class expiring every third year at the annual meeting of stockholders. The number of directors is distributed equally between the three classes.

     With regard to dividends, no dividend on our common stock may be paid unless, at the time of such payment, all accrued dividends on our Series D 8% Cumulative Convertible Voting Preferred Stock have been paid, and we have on hand cash and other liquid assets sufficient to pay in full, in cash, the liquidation preference that would be payable to the holders of the preferred stock, as if such liquidation preference were then payable. Subject to this preference and the preferences that may be applicable to the holders of any other class of our preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors.

     In the event of liquidation, dissolution or winding up of Spectrum, before any distribution of our assets shall be made to or set apart for the holders of our common stock, the holders of our Series D 8% Cumulative Convertible Voting Preferred Stock shall be entitled to receive payment out of our assets in an amount equal to the liquidation preference set forth in the Certificate of Designation for the preferred stock. If the assets available for distribution to stockholders exceed the aggregate amount of the liquidation preference with respect to all shares of the preferred stock then outstanding, then the holders of our common stock shall be entitled to receive, subject to the rights of the holders of any other class of our preferred stock, if any, pro rata all of our remaining assets available for distribution to our stockholders.

     Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

     Stockholder Rights Plan

     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 20% or more of our outstanding common stock, other than pursuant to a transaction approved in advance by our Board of Directors. The description and terms of the rights are set forth in a Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the Securities and Exchange Commission on December 26, 2000, as Exhibit 4.1 to our Form 8-A.

     Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws

     The following paragraphs summarize certain provisions of the Delaware General Corporation Law and our Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our Charter and Bylaws, copies of which are on file with the Securities and Exchange Commission.

     Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

     Our Certificate of Incorporation limits the extent to which our directors are personally liable to Spectrum and our stockholders, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

     Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the board of directors or a committee of the board. Our Bylaws also provide for a classified board. See “Terms” above.

     We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:

•	prior to such date the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

     A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

     Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation.

Item 6. Indemnification of Directors and Officers.

     Section 102(b)(7) of the DGCL provides that a certificate of incorporation may include a provision which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit. Our Certificate of Incorporation includes such a provision. As a result of this provision, Spectrum Pharmaceuticals and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to our Certificate of Incorporation, bylaws and the DGCL, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

     We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent against any expense, liability or loss, regardless of whether the DGCL would permit indemnification. We have liability insurance for our officers and directors.

     Our Amended and Restated 1997 Stock Incentive Plan limits the liability of our directors and officers with duties under the Plan and indemnifies each of our directors and officers with duties under the Plan, who was or is a party, or is threatened to be made a party, to any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, by reason of such person’s conduct in the performance of their duties under the Plan.

Item 8. Exhibits

     See Index to Exhibits on page 4.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Spectrum Pharmaceuticals, Inc., a Delaware corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on this 24th day of June, 2003.

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Rajesh C. Shrotriya

Rajesh C. Shrotriya Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

     Each person whose signature appears below hereby authorizes and appoints Rajesh C. Shrotriya and John L. McManus, or either of them, as attorneys-in-fact and agents with full power of substitution and resubstitution, to sign on his behalf, individually and in the capacities stated below, and to file any and all amendments, including post-effective amendments, to this registration statement and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of June 24, 2003.

Signature	Title

/s/ Rajesh C. Shrotriya Rajesh C. Shrotriya, M.D.	Chairman, Chief Executive Officer, President and Director (principal executive officer)

/s/ John L. McManus John L McManus	Vice President, Strategic Planning and Finance (principal financial officer)

/s/ Michael P. McManus Michael P. McManus	Controller (principal accounting officer)

/s/ Mark J. Glasky Mark J. Glasky	Director

/s/ Carol O’Cleiracain Carol O’Cleiracain, Ph.D.	Director

/s/ Paul H. Silverman Paul H. Silverman, Ph.D., D.Sc	Director

/s/ Armin M. Kessler Armin M. Kessler	Director

/s/ Ann C. Kessler Ann C. Kessler, Ph.D.	Director

/s/ Julius A. Vida Julius A. Vida, Ph.D.	Director

INDEX TO EXHIBITS

EXHIBIT

4.1	Spectrum Pharmaceuticals, Inc. Amended and Restated 1997 Stock Incentive Plan (Filed as Annex A to our Definitive Proxy Statement, as filed with the Securities and Exchange Commission on May 16, 2003 and incorporated herein by reference.)
5.1	Opinion of Latham & Watkins LLP
23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.2	Consent of Kelly & Company
23.3	Information Regarding Consent of Arthur Andersen LLP.
24	Power of Attorney (included in the signature page to this Registration Statement)